UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

04005855

January 14, 2004

Shelley J. Dropkin
Assistant General Counsel
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-14-2004

Re: Citigroup Inc.
Incoming letter dated December 16, 2003

Dear Ms. Dropkin:

This is in response to your letter dated December 16, 2003 concerning the shareholder proposal submitted to Citigroup by J. Michael Schaeffer. We have also received a letter from the proponent dated December 17, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: J. Michael Schaefer
3930 Swenson St. #103
Las Vegas, NV 89119

831001

Shelley J. Dropkin
Assistant General Counsel

Citigroup Inc.
425 Park Avenue
New York, NY 10043
Tel (212) 793-7396
Fax (212) 793-7600

December 16, 2003

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. of Mr. J. Michael Schaefer (the "Proponent")

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 20, 2004. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(7), promulgated under the Act.

Rule 14a-8(i)(7) provides that a registrant may omit a proposal if it deals with a matter relating to the company's ordinary business operations.

By copy of this letter and the enclosed material, Citigroup is notifying the Proponent of its intention to omit this proposal from its proxy statement and form of proxy. Citigroup currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 16, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
Assistant General Counsel

Enclosures

cc: Mr. J. Michael Schaefer

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal"), a copy of which is annexed hereto as Exhibit A, submitted by Mr. J. Michael Schaefer (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2004 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 20, 2004.

The Proposal recommends that the "Board of Directors take such action as may be necessary to provide guidelines to be enforced by the Chairman of the shareholders annual meeting, as to speakers."

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(7). Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations."

THE PROPOSAL MAY BE OMITTED BECAUSE IT DEALS WITH THE COMPANY'S POLICIES AND PROCEDURES FOR CONDUCTING THE ANNUAL MEETING, MATTERS WHICH RELATE TO THE CONDUCT OF CITIGROUP'S ORDINARY BUSINESS OPERATIONS

The Proposal prescribes specific, detailed procedures for conducting Citigroup's annual meetings. It prescribes how much time each shareholder may speak, when such speaker may ask another question or make a follow-up comment, who is qualified to speak, which topics may not be discussed, and methods of ensuring enforcement of such guidelines. Formulating policies and establishing procedures for conducting Citigroup's annual meeting relate to Citigroup's ordinary business operations, and therefore, the Proposal may be omitted pursuant to Rule 14a-8(i)(7).

Citigroup's policy of permitting shareholders to speak at the annual meeting without formal time limits is intended to permit shareholders the time to express themselves adequately. While some shareholders might not want to listen to comments by certain other shareholders, we find that our shareholders are generally reasonable in their use of time and appreciate not being subjected to formal time limits. This freedom is valuable to our shareholders.

There is ample support to exclude the Proposal based on Rule 14a-8(i)(7), as the Staff of the Division of Corporation Finance of the Securities and Exchange Commission has consistently declined to recommend enforcement action against companies that omitted stockholder proposals which implicated a company's policies and procedures for conducting the annual meeting on the grounds that such proposals infringe upon management's decision-making function.

In AmSouth Bancorporation (January 15, 2002), the Staff did not recommend enforcement action against a company that omitted a proposal, pursuant to Rule 14a-8(i)(7), calling for the chairman and chief executive officer to open the floor to shareholders for questions and comments prior to adjournment of each annual meeting for thirty minutes or until there were no more questions or comments, whichever occurred first. The Staff stated that a proposal recommending a specific amount of time to be allocated for discussion and questions and answers between management and stockholders at the annual meeting implicated the company's ordinary business operations.

Similarly, in Commonwealth Energy Corporation (November 15, 2002), the Staff did not recommend enforcement action against a company that omitted a proposal, pursuant to Rule 14a-8(i)(7), calling for the company to amend its by-laws to specify how annual meetings should be conducted and require the provision of annual meeting agendas and minutes to shareholders and directors. See also The Walt Disney Company (November 29, 2002) (proposal recommending that a decision to adjourn the annual meeting be subject to objection by any shareholder present was omitted under Rule 14a-8(i)(7)).

The Proposal infringes upon Citigroup management's function of determining the appropriate procedures for conducting the annual meeting, which is an ordinary business operation. Accordingly, the Company believes it may be omitted under Rule 14a-8(i)(7).

Schaefer, Inc.

A Maryland Corporation
Chartered 1986

J. Michael Schaefer, Attorney at Law (CA.)

Exhibit A

April 20, 2003

Michael S. Helfer, Secretary
Citigroup
399 Park Ave.
New York, NY 10043

Re: Shareholder Proposal for 2004 Annual Meeting
Effective Date of Submission, August 1, 2003

Pursuant to the Securities Exchange Act of 1934, Rule 14, SCHAEFER, INC., 3930 Swenson St. #103, Las Vegas, Nv. 89119,
holder of more than $2,000 in market value of the corporation's common stock for more than one year on submission date, requests that the following proposal be included in proxy material for said meeting, avers that it will orally present the proposal and continue its investment through 2004.

RESOLVED that shareholders assembled in person or by proxy recommend that the Board of Directors take such action as may be necessary to provide guidelines to be enforced by the Chairman of the shareholders annual meeting, as to speakers:

1. No speaker may speak for more than 3 minutes at one time and then be available for additional question or comment after other interested shareholders wishing to address the meeting have been heard.

2. No speaker may speak as to family members of an officer or director of the corporation, except in those instances where the family member is involved in a transaction with the corporation or is an officer or employee thereof.

3. If a violation of these guidelines is not noticed or enforced by the Chairman of the meeting, microphone will be available for any shareholder to raise a point of order and request adherence to the corporate guidelines for shareholder inquiry..

3930 Swenson St. Suite 103 • Las Vegas, Nevada 89119
TELEPHONE: (702) 792-6710 • FAX: (702) 792-6721

4. Each speaker shall be a shareholder or authorized in writing to speak on behalf of a shareholder of record.

5. Any personal attacks by the speaker that reference any other person will be considered inappropriate and ruled out of order by the chairman of the meeting.

STATEMENT IN SUPPORT OF PROPOSAL

Annual meetings have at times become a forum for unlimited political as well as economic and social debate unrelated to the business of the corporation, consuming time of shareholders and corporate officers and directors who have responsibility to pursue an agenda; the corporation should adopt reasonable guidelines that recognize the right of any shareholder to speak at a shareholders meeting but realize that with such right comes responsibility for the consideration of the time of others. The foregoing proposal is reasonable, and assures that order will be enforced by a vigilant Chairman or upon request of any shareholder present at the proceedings. It should be distributed along with proxy material for such annual meeting.

Sincerely,

M Schaefer

J.Michael Schaefer
President
MSCHAEFER@LVCM.COM

J.MICHAEL SCHAEFER
Public Interest Attorney(Ca.)
President, Schaefer, Inc.

Tel.(702)792-6710
Fax(702)792-6721
Cell(702)521-3882

DECEMBER 17, 2003

CHIEF COUNSEL
S E C
450 FIFTH ST. NW
WASHINGTON, DC 20549

RE: ATTACHED LETTER FROM
ISSUER Shareholder Proposal to Citigroup, Inc

This letter is submitted in opposition to issuer's letter noticing its intent to omit proposal from its proxy statement and form of proxy.

If the Division of Corporation Finance is include to accede to issuer's position, proponent requests and demands that the issue be presented to the Commission at its next scheduled meeting and that proponent be given notice thereof.

1. The proposal simply recommends that the Board provide for some limitations on shareholder in-put, diatribe, at its Annual Meeting, and requiring the shareholder commentary to relate to the business of the corporation.

2. The proposal was prompted by last year's meeting where in Evelyn Y. Davis spoke nonstop for perhaps 30 minutes, without any effort by Chairman Sanford Weill to control the meeting, Ms. Davis frequently making references to her personal alleged good friendsip with Chairman Weill, and his wife, or his first wife, and talking about social and political matters having no relationship to the business of the issuer or the meeting. Causing restlessness and prejudice to some 500 persons in attendance, who heartedly applauded the end of the Davis diatribe and applauded comments by others, including myself, that her presentation was depriving others and not related to corporate business.

3. Many corporations have an agenda and a Chairman who makes some effort to keep the questioning or comments on-course, and relevant, and allowing only a reasonable time before ANOTHER investor has a chance to be heard. Chairman

3930 SWENSON ST. #103, LAS VEGAS, NV. 89119 Email: mike2004@cox.net

Weill seems to be personally afraid of offending Ms. Davis, to the great prejudice of all present.

<u>AS TO SPECIFIC POINTS RAISED BY ISSUER'S LETTER</u>

A. As to the "ordinary business operations" basis for omission, this ignores the fact that the meeting belongs to the SHAREHOLDERS and not to the ISSUER, it is the time and place provided by law for the ISSUER to report and be examined as to its stewardship of corporate governance for the prior and prospective year, for the exclusive benefit of the shareholders(many of whom are also corporate employees).

To tolerate the status quo, without permitting shareholders to express an opinion on this, condemns and sentences each attendee to unrelated unlimited personal discourse by shareholders seeking a forum for their social bragging without any relationship to the meeting. We investors must have a presentation-policy to refer to, so that we may properly rise to a "point of order" and invite the Chairman to stick to the rules.

The issuer is invited to modify the proposed rules-on-presentations and come up with its own version, rather than stonewall the whole idea, if it did so, proponent would yield to this common sense action by a corporate Chairman who has not in the past evidenced any common sense in this regard.

It would be appropriate for the SEC to inquire of issuer, from its preparted transcript, as to the amount of time, and/or the number of words, presented bo the assemblage by Evelyn Y. Davis, non-stop, fact that issuer has failed and refused to provide this suggests that it is ashamed at how its meeting is conducted but resents having the corporate owners have any say, by way of vote, on what conduct is reasonable expected by corporate owners who attend.

B. As to <u>AmSouthBancorporation</u>(January 15, 2002), submitted in support of omission, IT IS NOT RELEVANT as that issue dealt with the length of the meeting, mandating 30 minutes Q&A or exhaustion of shareholder Q&A, whichever occurred first. TODAY'S PROPOSAL seeks no such limitation, the issuer can provide for no Q&A or unlimited Q&A, but must allow other investors to make comment or inquiry after a reasonable time is provided to a given speaker, and assure that other investors are spared having to listen to a speaker waste everyone's time by talking/bragging about friendships with corporate executives and their wives---Mrs. Davis might as well have gone on with a discussion of her pre-arranged gravestone containing her life history that adorns her prepaid gravesite in or near Washington, DC or bragged about the important people she has met while living at the Watergate complex in Washington, DC. Shareholders are entitled to some protection, or at least the opportunity to VOTE on whether the meeting should be open to lawlessness, or good order, in the absence of any leadership from the meeting Chair.

C. As to Commonwealth Energy Corporation(November 15, 2002), that is likewise NOT RELEVANT, the issue there would require expenditure of corporate monies to provide agendas and minutes to shareholders, and required amendment of the by-laws. TODAY'S PROPOSAL merely seeks adoption of a policy, so that prejudiced owners can rise to a point of order if the Chair, again, abdicates his authority to control the meeting to Evelyn Y. Davis.

D. As to Walt Disney Company(November 29, 2002), that too is NOT RELEVANT, as that sought to permit any shareholder to block adjournment of the annual meeting; TODAY'S proposal seeks to give the Chairman more authority to control things, and leaves the Chair with the same unfettered discretion as before, to provide limited or unlimited inquiry from investors, only that where there are competing investors wishing to speak, that there be a reasonable limitation before one speaker must conclude(only to rise again after others have had an opportunity). It is a sad commentary on corporate governance that recourse to the SEC is necessary to give shareholders at least a say-so as to whether there should be ORDER or DISORDER.

Sincerely,

SCHAEFER, Inc.
J.Michael Schaefer, President

CC: Shelley J. Dropkin, Assistant General Counsel
Citigroup, Inc.
425 Park Ave.
New York, NY 10043

Schaefer, Inc.

A Maryland Corporation
Chartered 1986

J. Michael Schaefer, Attorney at Law (CA.)

Exhibit A

April 20, 2003

Michael S. Helfer, Secretary
Citigroup
399 Park Ave.
New York, NY 10043

Re: Shareholder Proposal for 2004 Annual Meeting
Effective Date of Submission, August 1, 2003

Pursuant to the Securities Exchange Act of 1934, Rule 14, SCHAEFER, INC., 3930 Swenson St. #103, Las Vegas, Nv. 89119,
holder of more than $2,000 in market value of the corporation's common stock for more than one year on submission date, requests that the following proposal be included in proxy material for said meeting, avers that it will orally present the proposal and continue its investment through 2004.

RESOLVED that shareholders assembled in person or by proxy recommend that the Board of Directors take such action as may be necessary to provide guidelines to be enforced by the Chairman of the shareholders annual meeting, as to speakers:

1. No speaker may speak for more than 3 minutes at one time and then be available for additional question or comment after other interested shareholders wishing to address the meeting have been heard.

2. No speaker may speak as to family members of an officer or director of the corporation, except in those instances where the family member is involved in a transaction with the corporation or is an officer or employee thereof.

3. If a violation of these guidelines is not noticed or enforced by the Chairman of the meeting, microphone will be available for any shareholder to raise a point of order and request adherence to the corporate guidelines for shareholder inquiry..

3930 Swenson St. Suite 103 • Las Vegas, Nevada 89119
TELEPHONE: (702) 792-6710 • FAX: (702) 792-6721

4. Each speaker shall be a shareholder or authorized in writing to speak on behalf of a shareholder of record.

5. Any personal attacks by the speaker that reference any other person will be considered inappropriate and ruled out of order by the chairman of the meeting.

STATEMENT IN SUPPORT OF PROPOSAL

Annual meetings have at times become a forum for unlimited political as well as economic and social debate unrelated to the business of the corporation, consuming time of shareholders and corporate officers and directors who have responsibility to pursue an agenda; the corporation should adopt reasonable guidelines that recognize the right of any shareholder to speak at a shareholders meeting but realize that with such right comes responsibility for the consideration of the time of others. The foregoing proposal is reasonable, and assures that order will be enforced by a vigilant Chairman or upon request of any shareholder present at the proceedings. It should be distributed along with proxy material for such annual meeting.

Sincerely,
M Schaefer
J.Michael Schaefer
President
MSCHAEFER@LVCM.COM

citigroup

Shelley J. Dropkin
Assistant General Counsel

Citigroup Inc.
425 Park Avenue
New York, NY 10043
Tel (212) 793-7396
Fax (212) 793-7600

December 16, 2003

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. of Mr. J. Michael Schaefer (the "Proponent")

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 20, 2004. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(7), promulgated under the Act.

Rule 14a-8(i)(7) provides that a registrant may omit a proposal if it deals with a matter relating to the company's ordinary business operations.

By copy of this letter and the enclosed material, Citigroup is notifying the Proponent of its intention to omit this proposal from its proxy statement and form of proxy. Citigroup currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 16, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
Assistant General Counsel

Enclosures

cc: Mr. J. Michael Schaefer

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal"), a copy of which is annexed hereto as Exhibit A, submitted by Mr. J. Michael Schaefer (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2004 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 20, 2004.

The Proposal recommends that the "Board of Directors take such action as may be necessary to provide guidelines to be enforced by the Chairman of the shareholders annual meeting, as to speakers."

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(7). Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations."

THE PROPOSAL MAY BE OMITTED BECAUSE IT DEALS WITH THE COMPANY'S POLICIES AND PROCEDURES FOR CONDUCTING THE ANNUAL MEETING, MATTERS WHICH RELATE TO THE CONDUCT OF CITIGROUP'S ORDINARY BUSINESS OPERATIONS

The Proposal prescribes specific, detailed procedures for conducting Citigroup's annual meetings. It prescribes how much time each shareholder may speak, when such speaker may ask another question or make a follow-up comment, who is qualified to speak, which topics may not be discussed, and methods of ensuring enforcement of such guidelines. Formulating policies and establishing procedures for conducting Citigroup's annual meeting relate to Citigroup's ordinary business operations, and therefore, the Proposal may be omitted pursuant to Rule 14a-8(i)(7).

Citigroup's policy of permitting shareholders to speak at the annual meeting without formal time limits is intended to permit shareholders the time to express themselves adequately. While some shareholders might not want to listen to comments by certain other shareholders, we find that our shareholders are generally reasonable in their use of time and appreciate not being subjected to formal time limits. This freedom is valuable to our shareholders.

There is ample support to exclude the Proposal based on Rule 14a-8(i)(7), as the Staff of the Division of Corporation Finance of the Securities and Exchange Commission has consistently declined to recommend enforcement action against companies that omitted stockholder proposals which implicated a company's policies and procedures for conducting the annual meeting on the grounds that such proposals infringe upon management's decision-making function.

In AmSouth Bancorporation (January 15, 2002), the Staff did not recommend enforcement action against a company that omitted a proposal, pursuant to Rule 14a-8(i)(7), calling for the chairman and chief executive officer to open the floor to shareholders for questions and comments prior to adjournment of each annual meeting for thirty minutes or until there were no more questions or comments, whichever occurred first. The Staff stated that a proposal recommending a specific amount of time to be allocated for discussion and questions and answers between management and stockholders at the annual meeting implicated the company's ordinary business operations.

Similarly, in Commonwealth Energy Corporation (November 15, 2002), the Staff did not recommend enforcement action against a company that omitted a proposal, pursuant to Rule 14a-8(i)(7), calling for the company to amend its by-laws to specify how annual meetings should be conducted and require the provision of annual meeting agendas and minutes to shareholders and directors. See also The Walt Disney Company (November 29, 2002) (proposal recommending that a decision to adjourn the annual meeting be subject to objection by any shareholder present was omitted under Rule 14a-8(i)(7)).

The Proposal infringes upon Citigroup management's function of determining the appropriate procedures for conducting the annual meeting, which is an ordinary business operation. Accordingly, the Company believes it may be omitted under Rule 14a-8(i)(7).

COPY

J.MICHAEL SCHAEFER
Public Interest Attorney(Ca.)
President, Schaefer, Inc.

Tel.(702)792-6710
Fax(702)792-6721
Cell(702)521-3882

DECEMBER 17, 2003

CHIEF COUNSEL
S E C
450 FIFTH ST. NW
WASHINGTON, DC 20549

RE: ATTACHED LETTER FROM ISSUER Shareholder Proposal to Citigroup, Inc

This letter is submitted in opposition to issuer's letter noticing its intent to omit proposal from its proxy statement and form of proxy.

If the Division of Corporation Finance is include to accede to issuer's position, proponent requests and demands that the issue be presented to the Commission at its next scheduled meeting and that proponent be given notice thereof.

1. The proposal simply recommends that the Board provide for some limitations on shareholder in-put, diatribe, at its Annual Meeting, and requiring the shareholder commentary to relate to the business of the corporation.

2. The proposal was prompted by last year's meeting where in Evelyn Y. Davis spoke nonstop for perhaps 30 minutes, without any effort by Chairman Sanford Weill to control the meeting, Ms. Davis frequently making references to her personal alleged good friendsip with Chairman Weill, and his wife, or his first wife, and talking about social and political matters having no relationship to the business of the issuer or the meeting. Causing restlessness and prejudice to some 500 persons in attendance, who heartedly applauded the end of the Davis diatribe and applauded comments by others, including myself, that her presentation was depriving others and not related to corporate business.

3. Many corporations have an agenda and a Chairman who makes some effort to keep the questioning or comments on-course, and relevant, and allowing only a reasonable time before ANOTHER investor has a chance to be heard. Chairman

3930 SWENSON ST. #103, LAS VEGAS, NV. 89119 Email: mike2004@cox.net

Weill seems to be personally afraid of offending Ms. Davis, to the great prejudice of all present.

AS TO SPECIFIC POINTS RAISED BY ISSUER'S LETTER

A. As to the "ordinary business operations" basis for omission, this ignores the fact that the meeting belongs to the SHAREHOLDERS and not to the ISSUER, it is the time and place provided by law for the ISSUER to report and be examined as to its stewardship of corporate governance for the prior and prospective year, for the exclusive benefit of the shareholders(many of whom are also corporate employees).

To tolerate the status quo, without permitting shareholders to express an opinion on this, condemns and sentences each attendee to unrelated unlimited personal discourse by shareholders seeking a forum for their social bragging without any relationship to the meeting. We investors must have a presentation-policy to refer to, so that we may properly rise to a "point of order" and invite the Chairman to stick to the rules.

The issuer is invited to modify the proposed rules-on-presentations and come up with its own version, rather than stonewall the whole idea, if it did so, proponent would yield to this common sense action by a corporate Chairman who has not in the past evidenced any common sense in this regard.

It would be appropriate for the SEC to inquire of issuer, from its preparted transcript, as to the amount of time, and/or the number of words, presented bo the assemblage by Evelyn Y. Davis, non-stop, fact that issuer has failed and refused to provide this suggests that it is ashamed at how its meeting is conducted but resents having the corporate owners have any say, by way of vote, on what conduct is reasonable expected by corporate owners who attend.

B. As to AmSouthBancorporation(January 15, 2002), submitted in support of omission, IT IS NOT RELEVANT as that issue dealt with the length of the meeting, mandating 30 minutes Q&A or exhaustion of shareholder Q&A, whichever occurred first. TODAY'S PROPOSAL seeks no such limitation, the issuer can provide for no Q&A or unlimited Q&A, but must allow other investors to make comment or inquiry after a reasonable time is provided to a given speaker, and assure that other investors are spared having to listen to a speaker waste everyone's time by talking/bragging about friendships with corporate executives and their wives---Mrs. Davis might as well have gone on with a discussion of her pre-arranged gravestone containing her life history that adorns her prepaid gravesite in or near Washington, DC or bragged about the important people she has met while living at the Watergate complex in Washington, DC. Shareholders are entitled to some protection, or at least the opportunity to VOTE on whether the meeting should be open to lawlessness, or good order, in the absence of any leadership from the meeting Chair.

C. As to <u>Commonwealth Energy Corporation</u>(November 15, 2002), that is likewise NOT RELEVANT, the issue there would require expenditure of corporate monies to provide agendas and minutes to shareholders, and required amendment of the by-laws. TODAY'S PROPOSAL merely seeks adoption of a policy, so that prejudiced owners can rise to a point of order if the Chair, again, abdicates his authority to control the meeting to Evelyn Y. Davis.

D. As to <u>Walt Disney Company</u>(November 29, 2002), that too is NOT RELEVANT, as that sought to permit any shareholder to block adjournment of the annual meeting; TODAY'S proposal seeks to give the Chairman more authority to control things, and leaves the Chair with the same unfettered discretion as before, to provide limited or unlimited inquiry from investors, only that where there are competing investors wishing to speak, that there be a reasonable limitation before one speaker must conclude(only to rise again after others have had an opportunity). It is a sad commentary on corporate governance that recourse to the SEC is necessary to give shareholders at least a say-so as to whether there should be ORDER or DISORDER.

Sincerely,

SCHAEFER, Inc.
J.Michael Schaefer, President

CC: Shelley J. Dropkin, Assistant General Counsel
Citigroup, Inc.
425 Park Ave.
New York, NY 10043

Shelley J. Dropkin
Assistant General Counsel

Citigroup Inc.
425 Park Avenue
New York, NY 10043
Tel (212) 793-7396
Fax (212) 793-7600

December 16, 2003

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. of Mr. J. Michael Schaefer (the "Proponent")

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 20, 2004.. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(7), promulgated under the Act.

Rule 14a-8(i)(7) provides that a registrant may omit a proposal if it deals with a matter relating to the company's ordinary business operations.

By copy of this letter and the enclosed material, Citigroup is notifying the Proponent of its intention to omit this proposal from its proxy statement and form of proxy. Citigroup currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 16, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
Assistant General Counsel

Enclosures

cc: Mr. J. Michael Schaefer

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal"), a copy of which is annexed hereto as Exhibit A, submitted by Mr. J. Michael Schaefer (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2004 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 20, 2004.

The Proposal recommends that the "Board of Directors take such action as may be necessary to provide guidelines to be enforced by the Chairman of the shareholders annual meeting, as to speakers."

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(7). Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations."

THE PROPOSAL MAY BE OMITTED BECAUSE IT DEALS WITH THE COMPANY'S POLICIES AND PROCEDURES FOR CONDUCTING THE ANNUAL MEETING, MATTERS WHICH RELATE TO THE CONDUCT OF CITIGROUP'S ORDINARY BUSINESS OPERATIONS

The Proposal prescribes specific, detailed procedures for conducting Citigroup's annual meetings. It prescribes how much time each shareholder may speak, when such speaker may ask another question or make a follow-up comment, who is qualified to speak, which topics may not be discussed, and methods of ensuring enforcement of such guidelines. Formulating policies and establishing procedures for conducting Citigroup's annual meeting relate to Citigroup's ordinary business operations, and therefore, the Proposal may be omitted pursuant to Rule 14a-8(i)(7).

Citigroup's policy of permitting shareholders to speak at the annual meeting without formal time limits is intended to permit shareholders the time to express themselves adequately. While some shareholders might not want to listen to comments by certain other shareholders, we find that our shareholders are generally reasonable in their use of time and appreciate not being subjected to formal time limits. This freedom is valuable to our shareholders.

There is ample support to exclude the Proposal based on Rule 14a-8(i)(7), as the Staff of the Division of Corporation Finance of the Securities and Exchange Commission has consistently declined to recommend enforcement action against companies that omitted stockholder proposals which implicated a company's policies and procedures for conducting the annual meeting on the grounds that such proposals infringe upon management's decision-making function.

Schaefer, Inc.

Maryland Corporation
Chartered 1986

J. Michael Schaefer, Attorney at Law (CA.)

Exhibit A

April 20, 2003

Michael S. Helfer, Secretary
Citigroup
399 Park Ave.
New York, NY 10043

Re: Shareholder Proposal for 2004 Annual Meeting
Effective Date of Submission, August 1, 2003

Pursuant to the Securities Exchange Act of 1934, Rule 14, SCHAEFER, INC., 3930 Swenson St. #103, Las Vegas, Nv. 89119,
holder of more than $2,000 in market value of the corporation's common stock for more than one year on submission date, requests that the following proposal be included in proxy material for said meeting, avers that it will orally present the proposal and continue its investment through 2004.

RESOLVED that shareholders assembled in person or by proxy recommend that the Board of Directors take such action as may be necessary to provide guidelines to be enforced by the Chairman of the shareholders annual meeting, as to speakers:

1. No speaker may speak for more than 3 minutes at one time and then be available for additional question or comment after other interested shareholders wishing to address the meeting have been heard.

2. No speaker may speak as to family members of an officer or director of the corporation, except in those instances where the family member is involved in a transaction with the corporation or is an officer or employee thereof.

3. If a violation of these guidelines is not noticed or enforced by the Chairman of the meeting, microphone will be available for any shareholder to raise a point of order and request adherence to the corporate guidelines for shareholder inquiry..

3930 Swenson St. Suite 103 • Las Vegas, Nevada 89119
TELEPHONE: (702) 792-6710 • FAX: (702) 792-6721

4. Each speaker shall be a shareholder or authorized in writing to speak on behalf of a shareholder of record.

5. Any personal attacks by the speaker that reference any other person will be considered inappropriate and ruled out of order by the chairman of the meeting.

STATEMENT IN SUPPORT OF PROPOSAL

Annual meetings have at times become a forum for unlimited political as well as economic and social debate unrelated to the business of the corporation, consuming time of shareholders and corporate officers and directors who have responsibility to pursue an agenda; the corporation should adopt reasonable guidelines that recognize the right of any shareholder to speak at a shareholders meeting but realize that with such right comes responsibility for the consideration of the time of others. The foregoing proposal is reasonable, and assures that order will be enforced by a vigilant Chairman or upon request of any shareholder present at the proceedings. It should be distributed along with proxy material for such annual meeting.

Sincerely,

J.Michael Schaefer
President
MSCHAEFER@LVCM.COM

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 14, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 16, 2003

The proposal relates to guidelines for speakers at annual meetings.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(7), as relating to Citigroup's ordinary business operations (i.e., conduct of annual meetings). Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor